                                                                    Exhibit 20.1


Media Contact:                                         Investor Contact:

Leo Spiegel                                            Rhonda Kochlefl
Senior Vice President/                                 Chairman, President & CEO
Chief Technology Officer                               312-419-7661
312-419-7665

FOR IMMEDIATE RELEASE

DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED ANNOUNCES THIRD QUARTER LOSS; REFLECTS $6.1 MILLION CHARGE

          CHICAGO, October 28, 1997 -- Donnelley Enterprise Solutions Incorporated (Nasdaq: DEZI), today reported, as previously announced, a loss in the third quarter 1997 as a result of a charge relating substantially to the company's integration division.

     Loss from operations for the third quarter of 1997 was $5.9 million, compared to earnings of $1.1 million in the third quarter of 1996. Loss from operations for the first nine months of 1997 was $4.2 million as compared to earnings of $2.6 million for the comparable period of 1996.

     Net loss for the third quarter of 1997 was $4.2 million, or a loss of $.84 per share, compared to net income of $474,000 or $.09 per share, in the similar quarter of 1996. For the nine-months ended September 30, 1997, net loss was $3.4 million, or a loss of $.68 per share, compared with net income of $1.1 million, or $.22 per share for the nine months ending September 30, 1996.

     The charge of $6.1 million relates substantially to the company's integration division and includes: a $3.6 million increase in the allowance for doubtful accounts; a $2.3 million decrease in gross profit for changes in estimates relating to percentage of completion accounting; and a $250,000 increase in the inventory obsolescence reserve.

     "We have confidence in our company because of our strong fundamentals and growing client-base. These actions have strengthened our balance sheet to better position the company for the future," said Rhonda I. Kochlefl, Chairman, President and CEO of Donnelley Enterprise Solutions Incorporated.

     Revenues for the third quarter were $25.5 million, compared to $25.8 million for the same period of 1996, a 1.1% decline. Revenues for the nine-months ended September 30, 1997 grew by 14.4% to $81.3 million as compared to $71.0 million for the comparable period of 1996.

     Gross profit for the third quarter of 1997 declined by 37.4% to $3.6 million, or 14.1% of revenues, compared to $5.7 million, or 22.2 % of revenues, in the third quarter of 1996, reflecting the $2.3 million decrease in gross profit resulting from the change in estimate described above. For the first nine months of 1997, gross profit improved by 3.0% to $16.6 million, or 20.4% of revenues, compared with $16.1 million, or 22.6% of revenues, in 1996.

          Selling, general and administrative expenses increased by $5.2 million primarily due to the $3.6 million increase in the allowance for doubtful accounts described above, incremental investment associated with new services, and expenses associated with operating as a public company.

     Donnelley Enterprise Solutions Incorporated is a single-source provider of integrated information management solutions to professional service organizations, primarily large law firms, investment banks, and accounting firms. The Company offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has operations in six major cities in the United States and two locations internationally.

     The statements in this press release that are not historical fact are forward-looking statements that involve risks and uncertainties, including but not limited to service demand and market acceptance risks, the effect of economic conditions, the impact of competitive services and pricing, and other risks detailed in the Company's Form 10-K, dated March 27, 1997, and other filings with the Securities and Exchange Commission.

                                     # # #

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                             Financial Information

                     (in thousands, except per share data)


                                           Quarter Ended          Nine Months Ended
Income Statement                            September 30             September 30
----------------                           -------------          -----------------
                                          1997         1996         1997         1996
                                     ---------    ---------    ---------    ---------
Business Services
 Outsourcing Revenues                   16,987       14,733       50,544       41,164
Information Technology
 Revenues                                8,522       11,047       30,730       29,859
Total Revenues                          25,509       25,780       81,274       71,023
Cost of Revenues                        21,919       20,049       64,720       54,957
Gross Profit                             3,590        5,731       16,554       16,066
Selling General &
 Administrative Expenses                 9,230        4,066       19,963       12,635
Amortization of Goodwill                   270          229          802          534
Special Charge                                          300                       300
Earnings (Loss) from
 Operations                             (5,910)       1,136       (4,211)       2,597
Interest Expense, net                      235          187          307          313
Earnings (Loss) Before
 Income Taxes                           (6,145)         949       (4,518)       2,284
Income Taxes                            (1,923)         475       (1,109)       1,188
Net Income (Loss)                       (4,222)         474       (3,409)       1,096
Earnings (Loss) Per Share                (0.84)        0.09        (0.68)        0.22
Common Shares Outstanding            5,005,000    5,005,000    5,005,000    5,005,500
Percent to Total
 Revenues:
Gross Profit                              14.1%        22.2%        20.4%        22.6%
Selling General &
 Administrative Expenses                  36.2%        15.8%        24.6%        17.8%
Earnings (Loss) from Operations          (23.2%)        4.4%        (5.2%)        3.7%
Pretax Earnings (Loss)                   (24.1%)        3.7%        (5.6%)        3.2%
Net Income (Loss)                        (16.6%)        1.8%        (4.2%)        1.6%


SOURCE: Donnelley Enterprise Solutions Incorporated